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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sify Limited

(Name of Issuer)

Equity Shares

(Title of Class of Securities)

804099208

(Cusip Number)

Andrew Y. Yan
Suites 2115-2118
Two Pacific Place, 88 Queensway
Hong Kong
(852) 2918-2200

with a copy to:

Robert T. Clarkson, Esq.
Jones Day
2882 Sand Hill Road, Suite 240
Menlo Park, California 94025
(650) 739-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 804099208

1.	Name of Reporting Person: SAIF Investment Company Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): CO

(1)	Power is exercised by the sole shareholder of the reporting person, SB Asia Infrastructure Fund L.P.

(2)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SAIF Investment Company Limited and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 2 of 11 Pages)

CUSIP No. 804099208

1.	Name of Reporting Person: SB Asia Infrastructure Fund L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1) (2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1) (2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole shareholder of SAIF Investment Company Limited.

(2)	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Partners L.P.

(3)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB Asia Infrastructure Fund L.P. and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 3 of 11 Pages)

CUSIP No. 804099208

1.	Name of Reporting Person: SB Asia Pacific Partners L.P. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1) (2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1) (2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole general partner of SB Asia Infrastructure Fund L.P.

(2)	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Investments Limited.

(3)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB Asia Pacific Partners L.P. and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 4 of 11 Pages)

CUSIP No. 804099208

1.	Name of Reporting Person: SB Asia Pacific Investments Limited (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1) (2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1) (2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as sole general partner of SB Asia Pacific Partners L.P.

(2)	Power is exercised by the sole shareholder of the reporting person, Asia Infrastructure Investments Limited.

(3)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB Asia Pacific Investments Limited and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 5 of 11 Pages)

CUSIP No. 804099208

1.	Name of Reporting Person: Asia Infrastructure Investments Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1) (2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1) (2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as sole shareholder of SB Asia Pacific Investments Limited.

(2)	Power is exercised by a voting shareholder of the reporting person, SB First Singapore, which exercises control with respect to the reporting person’s interest in SB Asia Pacific Investments Limited.

(3)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by Asia Infrastructure Investments Limited and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 6 of 11 Pages)

CUSIP No. 804099208

1.	Name of Reporting Person: SB First Singapore Pte Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1) (2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1) (2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as a voting shareholder of Asia Infrastructure Investments Limited that exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited.

(2)	Power is exercised by SOFTBANK Corp.

(3)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB First Singapore Pte Ltd. and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 7 of 11 Pages)

CUSIP No. 804099208

1.	Name of Reporting Person: SOFTBANK Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,558,140 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 7,558,140 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,810,507 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as sole shareholder of SB First Singapore Pte Ltd.

(2)	See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SOFTBANK Corp. and an aggregate of 16,252,367 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 8 of 11 Pages)

CUSIP No. 804099208	Page 9 of 11 Pages

     This Amendment No. 1 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Statement”) filed by the Reporting Persons on December 26, 2002 with respect to the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Limited (formerly known as Satyam Infoway Limited), a company incorporated in India (the “Company”). In addition to the Items specifically amended and supplemented hereby, each other Item of the Statement to which the information set forth below is relevant is also amended and supplemented hereby.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated to read in its entirety as follows:

     “The Investor acquired and continues to hold the Equity Shares reported herein for investment purposes. The Investor is currently in discussions with an unaffiliated third party regarding the potential sale by the Investor to such third party of ADSs representing up to 2,800,000 Equity Shares. As of the date of this Amendment, the Reporting Persons can provide no assurance that any such sale will actually occur.

     With respect to the remaining Equity Shares beneficially owned by the Reporting Persons as well as any Equity Shares not sold in the potential transaction described above, the Investor may sell all or a portion of such Equity Shares in private transactions or in the open market depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions. Depending on these same factors, the Reporting Persons may purchase additional Equity Shares in the open market or in private transactions.

     In addition, in connection with the purchase of Equity Shares, the Investor entered into the Investor Rights Agreement and a Registration Rights Agreement (each as described in Item 6 below), which contain provisions regarding, among other things, the acquisition, registration, disposition and voting of Equity Shares as well as certain provisions regarding the composition of the Company’s board of directors (the “Board”).”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to replace the first sentence of such Item with the following:

     “The information set forth in Item 4 of the Statement, as amended by this Amendment, is hereby incorporated by reference.”

     Item 6 is hereby further amended to delete the last paragraph of such Item.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add the following exhibits:

Exhibit 4 — Power of Attorney for Steven J. Murray and Anthony R. Castellanos with respect to SB First Singapore Pte Ltd.

Exhibit 5 — Power of Attorney for Ronald D. Fisher and Steven J. Murray with respect to SOFTBANK Corp.

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 22, 2003

SAIF INVESTMENT COMPANY LIMITED

	By:	/s/ ANTHONY R. CASTELLANOS

Name: Anthony R. Castellanos
Title: Director

SB ASIA INFRASTRUCTURE FUND L.P.

	By:	/s/ RONALD D. FISHER

Name: Ronald D. Fisher
Title: Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P., which is the General Partner of SB Asia Infrastructure Fund L.P.

SB ASIA PACIFIC PARTNERS L.P.

	By:	/s/ RONALD D. FISHER

Name: Ronald D. Fisher
Title: Director of SB Asia Pacific Investments Limted, which is the General Partner of SB Asia Pacific Partners L.P.

SB ASIA PACIFIC INVESTMENTS LIMITED

	By:	/s/ RONALD D. FISHER

Name: Ronald D. Fisher
Title: Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

	By:	/s/ RONALD D. FISHER

Name: Ronald D. Fisher
Title: Director

SB FIRST SINGAPORE PTE LTD.

	By:	/s/ STEVEN J. MURRAY

Name: Steven J. Murray
Title: Attorney-in-Fact of SB First Singapore Pte Ltd.

SOFTBANK CORP.

By:	/s/ STEVEN J. MURRAY

Name: Steven J. Murray
Title: Attorney-in-Fact of SOFTBANK Corp.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001)